Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

2014 ANNUAL GENERAL MEETING DOCUMENTATION

Brisbane, Australia, 7 October 2014. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) today announces that its Annual General Meeting will be held on Friday 7 November 2014 at 11.00am at the Boardroom, Level 27, 101 Collins Street, Melbourne.

Please find attached the 2014 Notice of Annual General Meeting, Explanatory Statement and sample Proxy Form.

Hard copies of these documents were mailed on Friday 3 October in Australia and Monday 6 October in the United States to those shareholders who have requested to receive a hard copy. Shareholders who have elected to receive the above documents electronically should receive an email today.

The 2014 Annual Report has also been mailed on Friday 3 October in Australia to shareholders who have elected to receive a hard copy. The 2014 Annual Report was lodged with the ASX on 29 September 2014 and is available on Progen’s website at www.progen-pharma.com.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ABN 82 010 975 612

MEETING DOCUMENTATION

2014 ANNUAL GENERAL MEETING

at 11:00am (AEDT) Friday 7 November 2014

Boardroom, Level 27

101 Collins Street

Melbourne

VIC

This Notice of Annual General Meeting and Explanatory Statement should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional advisor without delay.

Page 1 of 19

CHAIRMAN'S LETTER

Dear Shareholder

I am pleased to invite you to Progen's Annual General Meeting (AGM). The meeting is scheduled to be held at 11:00am (AEDT) on Friday 7 November 2014 at the Boardroom on Level 27, 101 Collins Street, Melbourne, Victoria, Australia.

I would encourage you to read Progen's Annual Report for 2014 for information of our achievements and challenges during the past year and about our objectives and strategies for the next year.

The Annual Report also contains the Company's Financial Statements (and notes) for the year ended 30 June 2014, the Directors' Report and the Audit Report. This will be tabled and considered at the AGM.

The AGM will commence at 11:00am (AEDT) but you will be able to register your attendance from 10:30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form or vote online at www.investorvote.com.au.

I look forward to seeing you at this year's AGM.

Yours sincerely

Mr Indrajit Arulampalam
Chairman

22 September 2014

Page **2** of **19**

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

'Annual General Meeting', 'AGM' or 'Meeting' means the proposed meeting of all Shareholders currently scheduled for 11:00am (AEDT) on Friday 7 November 2014 in the Boardroom of Level 27, 101 Collins Street, Melbourne, Victoria, Australia to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

'Associates' has the meaning given to it by sections 10 to 17 of the Corporations Act;

'ASIC' means the Australian Securities and Investments Commission;

'ASX' means the ASX Limited ABN 98 008 624 691;

'Board' means the Board of Directors of Progen;

'**Closely Related Party'** means the closely related parties of Key Management Personnel as defined in the Corporations Act and includes certain members of their family, dependents and companies they control.

'Corporations Act' means the Corporations Act 2001 (Cth);

'Director' means a Director of Progen;

'Explanatory Memorandum' means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

'Key Management Personnel' has the same meaning as in the accounting standards published by the Australian Accounting Standards Board and broadly includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (executive or otherwise) of the Company.

'Listing Rules' means the Listing Rules of the ASX;

'Managing Director' means the person, if any appointed by the Board as Managing Director of Progen.

'Meeting Documentation' means:

- the letter from the Chairman to Shareholders dated 22 September 2014;
- the Explanatory Memorandum;
- the Notice of Annual General Meeting; and
- the proxy form for the Annual General Meeting;

'Notice of Annual General Meeting' means the Notice dated 22 September 2014 which is enclosed in the Meeting Documentation;

'Option' means an option to subscribe for a Share;

'Progen' or **'Company'** means Progen Pharmaceuticals Limited ABN 82 010 975 612;

'Share' means a fully paid ordinary share issued in the capital of Progen;

'Shareholder' means a holder of Shares.

'**Undirected Proxies'** means a proxy form which does not specify how the proxy is to vote on the matter in question.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held in the Boardroom of Level 27, 101 Collins Street, Melbourne on Friday 7 November 2014 at 11:00am (AEDT).

CHAIRMAN'S ADDRESS AND PRESENTATION

ORDINARY BUSINESS

The Financial Statements and Reports

To receive and consider the financial reports of the Company and the consolidated entity and the reports of Directors and Auditor for the financial year ended 30 June 2014.

RESOLUTIONS

1. DIRECTORS' REMUNERATION REPORT

To consider, and if thought fit, to pass the following resolution as a non-binding ordinary resolution in accordance with s250R(2) of the Corporations Act:

"That the Remuneration Report (which forms part of the Directors' Report) for the year ended 30 June 2014 be adopted."

Note: The vote on this resolution is advisory only and does not bind the Directors or the Company. However, if at least 25% of the votes cast on the resolution are cast against the adoption of the Remuneration Report, then Resolution 6 will need to be put to the meeting. Further information regarding the Remuneration Report appears in the Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

A vote on Resolution 1 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any of the following persons:

(a) member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b) a Closely Related Party of such a member.

(each, an "Excluded Voter" for the purposes of Resolution 1).

However, an Excluded Voter may cast a vote on Resolution 1 if the vote is not cast on behalf of the Excluded Voter and:

(a) the Excluded Voter does so as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b) the vote is cast by the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

2. RE-ELECTION OF DIRECTOR – MR HENG HSIN TANG

To consider, and if thought fit, to pass the following ordinary resolution:

"That Mr Heng Hsin Tang, who was appointed as a director on 17 July 2009, was re-elected by the shareholders on 29 November 2012, and retires at the 2014 Annual General Meeting by rotation in accordance with rule 10.1.3 of the Company's Constitution and Listing Rule 14.4, and is eligible for re-election and has consented to be a director of the Company, is re-elected as a director of the Company."

Information about Mr Heng Hsin Tang appears in the Explanatory Memorandum.

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3. RE-ELECTION OF DIRECTOR – DR HONGJEN CHANG

To consider, and if thought fit, to pass the following ordinary resolution:

"That Dr Hongjen Chang, who was appointed as an additional director on 29 November 2013 and retires in accordance with rule 10.3.2 of the Company's Constitution and Listing Rule 14.4 and is eligible for re-election and has consented to be a director of the Company, is re-elected as a director of the Company."

Information about Dr Hongjen Chang appears in the Explanatory Memorandum.

4. APPROVAL TO GRANT OPTIONS TO RELATED PARTIES – DIRECTORS

To consider, and if thought fit, to pass the following ordinary resolution:

"That, for the purposes of Listing Rule 10.11, section 208 of the Corporations Act and for all other purposes, approval is given for the Company to allot and issue up to 690,000 Options to the Directors or their nominee, on the terms and conditions set out in the Explanatory Memorandum and Schedule 1."

Further information regarding the issue of Options to Directors appears in the Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

Under the Listing Rules, a vote on Resolution 4 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any Director (or their nominee) and any Associate of any of those Directors. (each, an "Excluded Voter" for the purposes of Resolution 4).

Under s250BD of the Corporations Act, a vote on Resolution 4 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any of the following persons:

(a) member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b) a Closely Related Party of such a member.

(each, an "Excluded Voter" for the purposes of Resolution 4).

However, an Excluded Voter may cast a vote on Resolution 4 if the vote is not cast on behalf of an Excluded Voter and:

(a) the Excluded Voter does so as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b) the vote is cast by the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides

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5. APPROVAL TO GRANT OPTIONS TO CONTRACTORS

To consider, and if thought fit, to pass the following ordinary resolution:

"That, for the purposes of Listing Rule 7.1 and for all other purposes, the allotment and issue of 70,000 unlisted Options to contractors of the Company on the terms and conditions set out in the Explanatory Memorandum be approved and ratified."

Further information regarding the issue of Options to contractors appears in the Explanatory Memorandum.

VOTING EXCLUSION STATEMENT

Under the Listing Rules, a vote on Resolution 5 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any participant in the issue of unlisted options referred to in this Resolution 5, or a person who has obtained a benefit, except a benefit solely in the capacity of a security holder, if Resolution 5 is passed, or any associate of any of those persons (each, an "Excluded Voter" for the purposes of Resolution 5).

Under s250BD of the Corporations Act, a vote on Resolution 5 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of any of the following persons:

(a) member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b) a Closely Related Party of such a member.

(each, an "Excluded Voter" for the purposes of Resolution 5).

However, an Excluded Voter may cast a vote on Resolution 5 if the vote is not cast on behalf of an Excluded Voter and:

(a) the Excluded Voter does so as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form; or
(b) the vote is cast by the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

CONTINGENT BUSINESS

6. BOARD SPILL MEETING RESOLUTION

Subject to and conditional upon at least 25% of the votes on Resolution 1 being cast against the adoption of the Remuneration Report for the year ended 30 June 2014, members will be asked to consider, and if thought fit, to pass the following resolution as an ordinary resolution:

"That, subject to and conditional on at least 25% of the votes cast on Resolution 1 being cast against the adoption of the remuneration report:

(a) A general meeting of the Company (the "Spill Meeting") be held within 90 days of the passing this resolution;

(b) all of the Directors (excluding the Managing Director if any) who were Directors, when the Board resolution to make the Directors' report for the financial year ended 30 June 2014 was passed (being Indrajit Arulampalam, Heng Hsin Tang and Hongjen Chang) , cease to hold office immediately before the end of the Spill Meeting; and

(c) resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting."

Further information regarding the conditional spill resolution appears in the Explanatory Memorandum.

Page **6** of **19**

VOTING EXCLUSION STATEMENT

A vote on Resolution 6 must not be cast (in any capacity) and will be disregarded if cast by or on behalf of either or both of the following persons:

(a) member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or
(b) a Closely Related Party of such a member.

(each, an "Excluded Voter" for the purposes of Resolution 6).

However, an Excluded Voter may cast a vote on Resolution 6 if the vote is not cast on behalf of the Excluded Voter and:

(a) the Excluded Voter does so as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
(b) the vote is cast by the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

BY ORDER OF THE BOARD

Blair Lucas
Company Secretary

22 September 2014

Page **7** of **19**

GENERAL

The Corporations Act requires the Financial Report, Directors' Report and Independent Audit Report to be received and considered at the Annual General Meeting.

Neither the Corporations Act nor Progen's Constitution requires Shareholders to vote on such reports other than the section of the Directors Report described as "Remuneration Report" that is the subject of Resolution 1. However, Shareholders will be given ample opportunity to raise questions about the reports at the Annual General Meeting.

Voting Instructions

Voting at the meeting

1. If you are entitled to vote and attend the Annual General Meeting, on a show of hands each Shareholder present may cast one vote. 'Shareholder present' includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2. On a poll, Shareholders have one vote for every fully paid Share held.

3. Progen has determined that for the purposes of voting at the Annual General Meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 7:00pm (Sydney time) on Thursday 6 November 2014.

Appointment of proxy

4. If you are a Shareholder who is entitled to vote and you elect not to attend in person, you may still exercise your voting rights at the Annual General Meeting by appointing a proxy to attend the Annual General Meeting and exercise your voting rights. To do so, please complete and return the enclosed Proxy Form or visit www.investorvote.com.au to lodge your Proxy Form online. A proxy need not be a Shareholder of Progen.

5. If you wish to use the attached Proxy Form please complete and lodge it in accordance with the instructions on the back of the Proxy Form. To be effective, the Proxy Form and any authority under which the form is signed, must be received by Computershare prior to 1.00am (AEDT) on Wednesday, 5 November 2014. Proxy forms must be returned:

    - By mail in the enclosed envelope provided or by hand to Computershare at 452 Johnston Street, Abbotsford, Victoria 3067, Australia;
    - By fax, to the Share Registry on 1800 783 447 (within Australia) or +61 (0) 3 9473 2555 (outside Australia);
    - Electronically, via the electronic proxy lodgement platform at www.investorvote.com.au by following the instructions provided; or
    - Electronically, via your mobile device by scanning the QR code that is on the proxy form.

Proxy Voting

6. To appoint a proxy you should complete the proxy section at Step 1 on the attached Proxy Form. If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

7. For proxies without voting instructions that are exercisable by the Chairman:

    - The Chairman intends to vote all available proxies **in favour of** resolutions 1 to 5 inclusive;

    - The Chairman will vote all available proxies **against** Resolution 6 (the Board Spill Meeting Resolution).

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Bodies Corporate Voting

8. A Shareholder that is a body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

Page **9** of **19**

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting.

Ordinary Business

Financial Statements

As required by the Corporations Act, the Directors' Report, the financial report and Auditor's Report for the financial year ended 30 June 2014 will be laid before the Annual General Meeting. Shareholders will be given a reasonable opportunity at the meeting to ask questions and make comments on these reports. Shareholders will also be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit and content of the auditor's report. There is no requirement however for Shareholders to approve the reports.

Resolution 1 – Directors' Remuneration Report

Section 300A of the Corporations Act requires the Directors to include in their Directors' Report a section dealing with the remuneration of Directors and other Key Management Personnel ('Remuneration Report') and section 250R(2) of the Corporations Act requires that the Remuneration Report be put to the vote of Shareholders. The Remuneration Report can be found in the Directors' Report section on pages 22 to 29 of the Company's 2014 Annual Report.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Meeting.

Section 250R(3) of the Corporations Act provides that the vote on the resolution is advisory only and does not bind the Directors. While the vote does not bind the Company or the Directors, there are important consequences if there is a material "against" vote on this resolution. The Corporations Act was amended in 2011 to introduce what is referred to as the "two strikes" rule. The two strikes rule provides that if at least 25% of the votes cast on the adoption of the Remuneration Report at two consecutive annual general meetings are against adopting the Remuneration Report, Shareholders will have the opportunity to vote on a spill resolution (as described below).

Impact of the First Strike received at the 2013 AGM and the Board response

At the 2013 AGM, 40.5% of the eligible votes cast in respect of the resolution to adopt the 2013 Remuneration Report were voted against that resolution. Because the votes 'against' exceeded 25% of the votes cast, the Company received a 'first strike' under the two strikes rule. Following receipt of its 'first strike' the Board acknowledged that it has a responsibility to clearly communicate the Company's remuneration strategies and how these relate to performance and value to shareholders. Accordingly, the Board has reduced the total remuneration paid to Directors as Directors fees in the 2014 financial year by approximately 50% compared to the 2013 financial year. The Board believes that the Company's remuneration arrangements, as set out in the 2014 Remuneration Report, are fair, reasonable and appropriate.

If (and only if) at least 25% of the eligible votes cast on Resolution 1 are voted against adopting the 2014 Remuneration Report, this will constitute a 'second strike' and Resolution 6 (Board Spill Meeting Resolution) will be put to the Meeting and voted on. Resolution 6 (Board Spill Resolution) is an ordinary resolution which if passed, will require the Board to convene a further general meeting (the "Spill Meeting") of the Company within 90 days of the AGM in order to consider the composition of the Board (please see Resolution 6 for further details).

If less than 25% of the votes cast on Resolution 1 are against adopting the Remuneration Report at the Meeting then there will be no "second strike" and Resolution 6 will not be put to the Meeting.

The Voting Exclusion Statements for Resolution 1 and Resolution 6 are set out in the Notice of Meeting.

The Chairman of the Meeting intends to vote all Undirected Proxies in favour of Resolution 1.

Director's Recommendation

The Directors unanimously recommend that Shareholders vote **in favour** of Resolution 1.

Resolution 2 – Re-election of Director – Mr Heng Hsin Tang

Resolution 2 deals with the re-election as a director of Mr Heng Hsin Tang who was appointed as a director on 17 July 2009 and was re-elected for a second term as Director on 29 November 2012.

Under Listing Rule 14.4, a Director must not hold office (without re-election) past the third annual general meeting of the Company following the Director's appointment or for a period greater than 3 years (whichever is the longer).

Page **10** of **19**

Under clause 10.1.3 of the Company's Constitution one third, or the number nearest to one third if not divisible by three, of the current Directors must retire by rotation at each annual general meeting. Under clause 10.1.5 of the Company's Constitution, the Directors to retire at any annual general meeting must be those who have been longest in office since their last election.

Accordingly Mr Heng Hsin Tang retires at the end of the 2014 Annual General Meeting of the Company and, being eligible and having consented to act, presents himself for re-election.

A summary of Mr Tang's experience and qualifications follows:

Mr Tang has a bachelor's degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years of experience in project and financial management in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects.

The Chairman of the Meeting intends to vote all Undirected Proxies in favour of Resolution 2.

Director's Recommendation

The Directors (in the absence of Mr Tang) recommend that Shareholders vote **in favour** of the re-election of Mr Tang as a Director of the Company.

Resolution 3 – Election of Director – Dr Hongjen Chang

Resolution 3 deals with the election as a Director of Dr Hongjen Chang who was appointed as an additional director on 29 November 2013.

Under Listing Rule 14.4, a Director appointed as an addition to the Board of the Company must not hold office (without re-election) past the next annual general meeting of the Company.

Under clause 10.3.2 of the Company's Constitution any Director appointed as an addition to the existing Directors holds office until the next annual general meeting of the Company and is then eligible for re-election.

Accordingly Dr Hongjen Chang retires at the end of the 2014 Annual General Meeting and, being eligible and having consented to act, presents himself for re-election.

A summary of Dr Chang's experience and qualifications follows:

Dr Chang is an experienced life sciences venture capitalist and is known for his expertise in systems. He is currently the Chairman and CEO of YFY Biotech Management Company ("YFY") and President and CEO of Taiwan Global Biofund ("TGB"). YFY is one of the leading biotechnology investment companies in Taiwan and manages TGB, a ~US$70 million fund, and SME BioFund, a government sponsored matching fund. Dr Chang has sixteen years' experience in government in the Department of Health, Taiwan holding a variety of positions including Deputy Minister, President and CEO of the Bureau of National Health Insurance and Director General of the Center of Disease Control. Dr Chang has a medical degree from National Yang-Ming Medical College, a Master of Science in Public Health from National Taiwan University, and a Master of Health Policy and Management from Harvard School of Public Health.

The Chairman of the Meeting intends to vote all Undirected Proxies in favour of Resolution 3.

Director's Recommendation

The Directors (in the absence of Dr Chang) recommend that Shareholders vote **in favour** of the re-election of Dr Chang as a Director of the Company.

Resolution 4 – Issue of unlisted options to Related Parties – Directors

General

Resolution 4 seeks approval from Shareholders for the Company to issue unlisted options to the Directors.

The Company has agreed, subject to obtaining Shareholder approval, to allot and issue a total of 690,000 unlisted options to the Directors (Related Parties) on the terms and conditions set out below and in Appendix 1. These unlisted options are not proposed to be offered under a plan.

The offer of Director Options to the Related Parties form part of the Company's long term incentive objectives to encourage Directors to have a greater alignment with the goals and interests of current and future shareholders.

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The number of Director Options to be issued to each Director has been determined based on factors such as length of service of each Director, continuity of executive management, significant contribution to the Company's success and to provide ongoing equity incentives to advance the Company and its growth. Furthermore, the grant of Director Options, are viewed as a cost effective and efficient reward and incentive of the Company as opposed to the payment of additional cash compensation to Directors. During the 2014 Financial Year the total Directors' fees were approximately 50% of the fees from the 2013 Financial Year, so that the Company can as much as possible direct its cash resources to pursuing its business objectives.

Chapter 2E of the Corporations Act

For a public company, or an entity that a public company controls, to give a financial benefit to a related party of the public company, the public company or entity must obtain shareholder approval, unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

The proposed grant of the Directors Options constitutes giving a financial benefit and the Directors are related parties of the Company. However, the Directors consider that the giving of the benefit falls within the exception in section 210 and 211 of the Corporations Act, because:

(a) the grant of Directors Options is considered to be on terms no more favourable to the Director than in an arms' length arrangement. The Directors' Options are currently out of the money by a significant amount, when compared to the prevailing Share price as quoted on the ASX at the date of this Notice of Meeting.

(b) and the value of the Options amounts to reasonable remuneration in the circumstances (each tranche is valued at less than the equivalent of 10% of the relevant Director's annual remuneration).

Listing Rule 10.11

Listing Rule 10.11 also requires shareholder approval to be obtained where an entity issues, or agrees to issue, securities (or rights to securities) to a related party, or a person whose relationship with the entity or a related party is, in ASX's opinion, such that approval should be obtained unless an exception in Listing Rule 10.12 applies.

It is the view of the Directors that the exceptions in Listing Rule 10.12 do not apply in the current circumstances. Accordingly, Shareholder approval is sought under Listing Rule 10.11 for the grant of Director Options to the Related Parties.

Summary of the material terms of the Directors Options

It is proposed that the Directors will be issued unlisted options for nil cash consideration, on the terms and conditions set out in Schedule 1. A summary of the terms is detailed below:

	Tranche 1	**Tranche 2**	**Tranche 3**
No of unlisted options	270,000	270,000	150,000
Exercise price	$1.20	$1.30	$1.50
Vesting date	1 December 2014	1 June 2015	1 December 2015
Exercise period expiry	1 December 2018	1 June 2018	1 December 2018

Directors will be granted unlisted Options subject to and within 1 month following Shareholder approval at the AGM.

Each unlisted Option entitles the Director to subscribe for one Share upon exercise of the option and payment of the exercise price. Each unlisted option will only vest upon the relevant vesting date.

The full terms and conditions of the unlisted options are set out in Schedule 1.

Information Requirements by Listing Rule 10.13

Pursuant to and in accordance with the requirements of Listing Rule 10.13, the following information is provided in respect of Resolution 4:

(a) The Related Parties are Mr Indrajit Arulampalam, Dr Hongjen Chang and Mr Heng Hsin Tang and they are related parties by virtue of being Directors;

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(b) The maximum number of unlisted Options (being the nature of the financial benefit being provided) to be granted to the Directors of the Company is 690,000 as follows:

Director	Tranche 1	Tranche 2	Tranche 3
Mr Jitto Arulampalam Executive Chairman	60,000	60,000	-
Dr Hongjen Chang Non-Executive Director	60,000	60,000	-
Mr Heng Hsin Tang Managing Director PharmaSynth	150,000	150,000	150,000
Total	**270,000**	**270,000**	**150,000**

(c) the value of the Directors Options has been calculated using the Black-Scholes valuation methodology, which gives an Option a "value" based on inputs that include the market share price at grant date, the exercise price of the Option, the expected annualised volatility (62%) of the underlying Shares, the period from grant until final exercise date, and an annual risk-free interest rate (3.02%), and a nil dividend yield. Applying the Black-Scholes methodology with a valuation date of 1 August 2014 the value of the Directors options is calculated as follows:

	No. of Options				Options Value ($)			
Director	**Tranche 1**	**Tranche 2**	**Tranche 3**	**Total**	**Tranche 1**	**Tranche 2**	**Tranche 3**	**Total**
Mr Jitto Arulampalam	60,000	60,000	-	120,000	$5,650	$4,750	$0	$10,400
Dr Hongjen Chang	60,000	60,000	-	120,000	$5,650	$4,750	$0	$10,400
Mr Heng Hsin Tang	150,000	150,000	150,000	450,000	$14,126	$11,874	$12,842	$38,842
	270,000	**270,000**	**150,000**	**690,000**	**$25,426**	**$21,373**	**$12,842**	**$59,642**

(d) the Directors Options will be granted to the related parties no later than 1 month after the date of the Annual General Meeting;

(e) the Directors Options will be issued for nil cash consideration, and accordingly, no funds will be raised; and

(f) the terms and conditions of the unlisted Options are set out in Schedule 1.

(g) if the unlisted options granted to the Related Parties are exercised a total of 690,000 Shares would be allotted and issued this will increase the number of Shares on issue from 55,285,315 to 55,965,315 (assuming that no other options are exercised and no other Shares are issued) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 1.25%.

(h) the primary purpose of the grant of Director Options to the Related Parties is to provide a cost effective incentive to the Related Parties for their ongoing commitment and contribution to the Company in their respective roles as Directors. The Board does not consider that there are any significant opportunity costs to the Company or benefits forgone by the Company in issuing the Director Options upon the terms proposed.

(i) The Board acknowledges historically the ASX Corporate Governance Council Principles and Recommendations have recommended against the grant of options to non-executive directors. However Recommendation 8.2 of the 3rd Edition of the Principles acknowledges that the use of equity to remunerate non-executive directors can be beneficial in aligning their interests with those of other shareholders, but cautions against the issue of options with performance hurdles to non-executive directors (because the existence of performance hurdles may bias decision-making). The Board believes that the grant of Director Options to Dr Chang, a non-executive director, is reasonable in the circumstances, given the necessity to attract the highest calibre of professionals to the Company, whilst maintaining the Company's cash reserves. In keeping with the ASX Corporate Governance Principles, no performance hurdles are included in the terms of the options.

Approval pursuant to Listing Rule 7.1 is not required for the grant of the unlisted options as approval is being obtained under Listing Rule 10.11. Accordingly, the grant of the Unlisted Options to the Directors will not be counted towards the use of the Company's 15% annual placement capacity permitted under Listing Rule 7.1.

The Voting Exclusion Statements for Resolution 4 are set out in the Notice of Meeting.

The Chairman of the Meeting intends to vote all Undirected Proxies in favour of this Resolution 4.

Page **13** of **19**

Director's Recommendation

The Directors decline to make a recommendation that Shareholders in relation to Resolution 4 due to their material personal interest in the outcome of Resolution 4.

Resolution 5 – Approval to Issue Options to Contractors

General

Resolution 5 seeks approval from Shareholders for the Company to issue unlisted Options to contractors of the Company, being the General Manager Finance, Mr Lee Horobin, and the Company Secretary, Mr Blair Lucas, or their nominees.

The Company has agreed to issue a total of 70,000 unlisted Options to contractors of the Company on the terms and conditions set out below. These Options are not proposed to be offered under a plan.

The Board believes it is in the Company's interests to issue Options to contractors of the Company so as to encourage the contractors to contribute to the achievement of the Company's strategic goals, and to more closely align the interests of these contractors, who provide important management support to the Company, with those of Shareholders.

Listing Rule 7.1

Subject to certain exceptions, Listing Rule 7.1 restricts a company from issuing or agreeing to issue equity securities in any 12 month period which amount to more than 15% of the Company's ordinary securities on issue at the commencement of that period without Shareholder approval.

The Company seeks Shareholder approval that the Options will not be counted toward the 15% threshold so that the Company will have the flexibility to issue further securities should the need or opportunity arise.

Summary of the material terms of the Contractor Options

It is proposed that the contractors will be issued Options for nil cash consideration, on the terms and conditions set out in Schedule 2. A summary of the terms is detailed below:

	Tranche 1	Tranche 2	Tranche 3
No of unlisted options	14,000	28,000	28,000
Exercise price	$1.20	$1.30	$1.50
Vesting date	1 December 2014	1 January 2015	1 October 2015
Exercise period expiry	1 April 2018	1 January 2018	1 October 2018

Contractors will be granted Options within 1 month following Shareholder approval at the AGM.

Each Option entitles the contractor to subscribe for one Share upon exercise of the option and payment of the Exercise Price. Each Option will only vest upon the applicable vesting date.

The full terms and conditions of the unlisted options are set out in Schedule 2.

Technical information required by Listing Rule 7.3

In accordance with the requirements of Listing Rule 7.3, the following information is provided to Shareholders to allow them to assess Resolution 5:

(a) the Options will be granted to contractors of the Company (or their nominees) as follows:

Director	Tranche 1	Tranche 2	Tranche 3
Mr Lee Horobin (General Manager Finance)	8,000	16,000	16,000
Mr Blair Lucas (Company Secretary)	6,000	12,000	12,000
Total	**14,000**	**28,000**	**28,000**

(b) A maximum of 70,000 Options will be granted.

Page 14 of 19

(c) the value of the Options has been calculated using the Black-Scholes valuation methodology, which gives an Option a "value" based on inputs that include the market share price at grant date, the exercise price of the Option, the expected annualised volatility (62%) of the underlying Shares, the period from grant until final exercise date, and an annual risk-free interest rate (3.02%) and a nil dividend yield. Applying the Black-Scholes methodology with a valuation date of 1 August 2014 the value of the Options is calculated as follows:

	No. of Options				Options Value ($)			
Director	**Tranche 1**	**Tranche 2**	**Tranche 3**	**Total**	**Tranche 1**	**Tranche 2**	**Tranche 3**	**Total**
Mr Lee Horobin	8,000	16,000	16,000	40,000	$678	$1,208	$1,407	$3,294
Mr Blair Lucas	6,000	12,000	12,000	30,000	$509	$906	$1,055	$2,470
	14,000	**28,000**	**28,000**	**70,000**	**$1,187**	**$2,236**	**$2,507**	**$5,931**

(d) the Options will be granted no later than 1 month after the date of the Annual General Meeting;

(e) the Options will be issued for nil cash consideration, and accordingly, no funds will be raised; and

(f) the terms and conditions of the Options are set out in Schedule 2.

The Voting Exclusion Statements for Resolution 5 is set out in the Notice of Meeting.

The Chairman of the Meeting intends to vote all Undirected Proxies in favour of Resolution 5.

Director's Recommendation

The Directors recommend that Shareholders vote **in favour** of the issue of unlisted options to contractors.

Contingent Business

Resolution 6 – Board Spill Meeting Resolution

Note. Resolution 6 is contingent on the outcome of Resolution 1

This resolution will only be put to the Meeting if 25% of the votes cast on the resolution to adopt the Remuneration Report (Resolution 1) are cast 'against' the adoption of the report. If less than 25% of the votes on Resolution 1 are cast 'against' the adoption of the Remuneration Report at the 2014 AGM, then there will be no 'second strike' and this Resolution 6 will not be put to the meeting. If this resolution is put to the meeting and passed, then it will be necessary for the Board to convene a further general meeting ("Spill Meeting") of the Company within 90 days of the Meeting in order to consider the composition of the Board.

Section 250V of the Corporations Act, sets out the statutory requirements of a Spill Meeting resolution. Pursuant to section 250V, all of the Directors (excluding the Managing Director of the Company, if any) in office when the Board passed its resolution to make the Directors' Report for the 2014 financial year and who remain in office at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting. Consequently, if a Spill Meeting is held, the following Directors will automatically vacate office at the conclusion of the meeting unless they are willing to stand for re-election and are re-elected at that meeting:

- Mr Indrajit Arulampalam (not considered the Managing Director as Mr Arulampalam does not have a service agreement or receiving remuneration for being Executive Chairman).
- Dr Hongjen Chang (Non-Executive Director)
- Mr Heng Hsin Tang (not considered the Managing Director as Mr Tang is the Managing Director of a wholly owned subsidiary and not the parent Company).

The Voting Exclusion Statements for Resolution 1 and Resolution 6 are set out in the Notice of Meeting.

The Chairman of the Meeting intends to vote all Undirected Proxies against Resolution 6.

Director's Recommendation

The Directors unanimously recommend that, if Resolution 6 is put to the meeting, Shareholders vote **against** Resolution 6.

Page 15 of 19

SCHEDULE 1 – TERMS AND CONDITIONS OF DIRECTOR OPTIONS

The terms and conditions of the Director Options are set out below:

Interpretation

In these terms and conditions the following terms will bear the following means unless the context otherwise requires:

$ means Australian dollars, unless otherwise stated.

AEST means Australian Eastern Standard Time.

ASX means ASX Limited.

Board means the Company's Board of Directors

Business Hours means between the hours of 8.30am to 5.00pm AEST Monday to Friday.

Company means Progen Pharmaceuticals Limited ACN 010 975 612

Corporations Act means the Corporations Act 2001 (Cth)

Exercise Notice means a notice in writing stating the intention of the holder to Exercise all or a specified number of the Option; and pay the Exercise Price in full for the exercise of each such Option.

Options means an option which, if vested and exercised, will entitle the holder to subscribe for a Share.

Change in Control means a change in the composition of the shareholders of the Company whereby a person who does not presently control the Company within the meaning of section 50AA of the Corporations Act gains such control over the Company;

Listing Rules means the listing rules as amended from time to time of the ASX;

Nominee means:
(a) the Relevant Person;
(b) a spouse or de facto spouse of the Relevant Person;
(c) a child, sibling or parent of the Relevant Person;
(d) a family trust associated with the Relevant Person;
(e) a superannuation fund in which the Relevant Person or any of the persons referred to above is a member;
(f) any other nominee approved by the Company

Relevant Person means the Director

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

The terms and conditions of each Option are as follows:

1. Each Option entitles the holder to subscribe for one Share upon exercise of the Option and payment of the Exercise Price described in the offer.

2. Each Option is issued for nil consideration.

3. The Options will not be quoted on ASX.

4. The Options will expire at 5.00pm AEST on the Expiry Date described in the offer.

5. Upon grant the Company will issue an Option certificate or holding statement.

6. Holders may exercise the vested Options at any time up to the Expiry Date. Any Option not exercised, automatically expires on the Expiry Date.

7. Options may only be exercised during Business Hours by the delivery of an Exercise Notice to the Company Secretary.

8. A notice in writing received outside Business Hours will be deemed received at the next opening of Business Hours.

Page 16 of 19

9. The Options will be deemed to have been exercised on the date the Exercise Notice is received or deemed to be received by the Company.

10. Following receipt of the full Exercise Price pursuant to the Exercise Notice the Company will allot the Shares to which a holder is entitled following exercise of Options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

11. The exercise of only some Options will not affect the rights of the holder to the balance of the Options held by them.

12. If the holder of the Options exercises less than the total number of Options registered in the holder's name:
    (a) The holder of the Options must surrender its option certificate, if one has been issued by the Company; and
    (b) The Company must cancel the certificate and issue the holder of the Options a new certificate or holding statement stating the remaining number of Options held by the holder.

13. Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the Options has exercised the Options before the record date for determining these entitlements and participates as a result if holding Shares.

14. All Shares issued on exercise of an Option will:
    (a) Rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;
    (b) Be issued credited as fully paid;
    (c) Be duly authorised and issued by all necessary corporate action; and
    (d) Be allotted and issued free from all liens, charges and encumbrances whether known about or not, including statutory and other pre-emption rights and any transfer restrictions.

15. The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of Options within the time period required by the Listing Rules.

16. Subject to the Listing Rules of the ASX, the Director Options can be transferred to a Nominee of the holders, but otherwise are not transferable, without the prior written approval of the Board of Directors.

17. A holder of Options does not have the right to participate in bonus issues or new issues of securities offered to Shareholders until Shares are allotted to the holder pursuant to the exercise of the Options.

18. In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of Options (including, without limitation, the number of Options to which the holder is entitled to and the Exercise Price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

19. If the Company makes a pro-rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, the Exercise Price of each Option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro-rata issue.

20. If the Company makes a bonus issue to existing Shareholders and no Share has been issued in respect of that Option before the record date for determining entitlements to the issue, then the number of Shares over which that Option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

21. The Company is entitled to treat the registered holder of an Option as the absolute holder of that Option and is not bound to recognise any equitable or other claim to, or interest in, that Option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

22. In the event of a takeover bid within the meaning of the Corporations Act is made for the Shares and the bidder becomes entitled to compulsorily acquire all of the Shares, the holder may exercise Options within the offer period after which all those Options will immediately lapse.

23. In the event a court orders a meeting to be held in relation to a proposed scheme of arrangement in relation to the Company the effect of which may be that a person will have a relevant interest in at least 90% of the Shares and Shareholders pass the resolution by the requisite majorities, the holder may exercise Options before the scheme of arrangement closes after which all those Options will immediately lapse.

24. In the event of the death of the holder, all vested Options may be exercised by the holder's executor or personal representative before the earlier of the twelve (12) month period following the date of death or Expiry Date, after which all those Options will immediately lapse.

25. In the event of the resignation (voluntary, by resolution of the shareholders or by a matter of law) of office of the holder, all vested Options may be exercised before the earlier of the three (3) month period following the date of cessation of office or Expiry date, after which all those Options will immediately lapse.

Page 17 of 19

SCHEDULE 2 – TERMS AND CONDITIONS OF CONTRACTOR OPTIONS

The terms and conditions of the Unlisted Options are set out below:

Interpretation

In these terms and conditions the following terms will bear the following means unless the context otherwise requires:

$ means Australian dollars, unless otherwise stated.

AEST means Australian Eastern Standard Time.

ASX means ASX Limited.

Board means the Company's Board of Directors

Business Hours means between the hours of 8.30am to 5.00pm AEST Monday to Friday.

Company means Progen Pharmaceuticals Limited ACN 010 975 612

Corporations Act means the Corporations Act 2001 (Cth)

Exercise Notice means a notice in writing stating the intention of the holder to Exercise all or a specified number of the Option; and pay the Exercise Price in full for the exercise of each such Option.

Options means an option which, if vested and exercised, will entitle the holder to subscribe for a Share.

Change in Control means a change in the composition of the shareholders of the Company whereby a person who does not presently control the Company within the meaning of section 50AA of the Corporations Act gains such control over the Company;

Listing Rules means the listing rules as amended from time to time of the ASX;

Nominee means:
(a) the Relevant Person;
(b) a spouse or de facto spouse of the Relevant Person;
(c) a child, sibling or parent of the Relevant Person;
(d) a family trust associated with the Relevant Person;
(e) a superannuation fund in which the Relevant Person or any of the persons referred to above is a member;
(f) any other nominee approved by the Company

Relevant Person means the Contractor

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

The terms and conditions of each Option are as follows:

1. Each Option entitles the holder to subscribe for one Share upon exercise of the Option and payment of the Exercise Price described in the offer.

2. Each Option is issued for nil consideration.

3. The Options will not be quoted on ASX.

4. The Options will expire at 5.00pm AEST on the Expiry Date described in the offer.

5. Upon grant the Company will issue an Option certificate or holding statement.

6. Holders may exercise the vested Options at any time up to the Expiry Date. Any Option not exercised, automatically expires on the Expiry Date.

7. Options may only be exercised during Business Hours by the delivery of an Exercise Notice to the Company Secretary.

8. A notice in writing received outside Business Hours will be deemed received at the next opening of Business Hours.

Page 18 of 19

9. The Options will be deemed to have been exercised on the date the Exercise Notice is received or deemed to be received by the Company.

10. Following receipt of the full Exercise Price pursuant to the Exercise Notice the Company will allot the Shares to which a holder is entitled following exercise of Options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

11. The exercise of only some Options will not affect the rights of the holder to the balance of the Options held by them.

12. If the holder of the Options exercises less than the total number of Options registered in the holder's name:
    (a) The holder of the Options must surrender its option certificate, if one has been issued by the Company; and
    (b) The Company must cancel the certificate and issue the holder of the Options a new certificate or holding statement stating the remaining number of Options held by the holder.

13. Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the Options has exercised the Options before the record date for determining these entitlements and participates as a result if holding Shares.

14. All Shares issued on exercise of an Option will:
    (a) Rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;
    (b) Be issued credited as fully paid;
    (c) Be duly authorised and issued by all necessary corporate action; and
    (d) Be allotted and issued free from all liens, charges and encumbrances whether known about or not, including statutory and other pre-emption rights and any transfer restrictions.

15. The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of Options within the time period required by the Listing Rules.

16. Subject to the Listing Rules of the ASX, the Director Options can be transferred to a Nominee of the holders, but otherwise are not transferable, without the prior written approval of the Board of Directors.

17. A holder of Options does not have the right to participate in bonus issues or new issues of securities offered to Shareholders until Shares are allotted to the holder pursuant to the exercise of the Options.

18. In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of Options (including, without limitation, the number of Options to which the holder is entitled to and the Exercise Price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

19. If the Company makes a pro-rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the Option before the record date for determining entitlements to the issue, the Exercise Price of each Option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro-rata issue.

20. If the Company makes a bonus issue to existing Shareholders and no Share has been issued in respect of that Option before the record date for determining entitlements to the issue, then the number of Shares over which that Option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

21. The Company is entitled to treat the registered holder of an Option as the absolute holder of that Option and is not bound to recognise any equitable or other claim to, or interest in, that Option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

22. In the event of a takeover bid within the meaning of the Corporations Act is made for the Shares and the bidder becomes entitled to compulsorily acquire all of the Shares, the holder may exercise Options within the offer period after which all those Options will immediately lapse.

23. In the event a court orders a meeting to be held in relation to a proposed scheme of arrangement in relation to the Company the effect of which may be that a person will have a relevant interest in at least 90% of the Shares and Shareholders pass the resolution by the requisite majorities, the holder may exercise Options before the scheme of arrangement closes after which all those Options will immediately lapse.

24. In the event of the death of the holder, all vested Options may be exercised by the holder's executor or personal representative before the earlier of the twelve (12) month period following the date of death or Expiry Date, after which all those Options will immediately lapse.

25. In the event of the resignation (by termination of consultancy by the Company or the holder or by a matter of law) of office of the holder, all vested Options may be exercised before the earlier of the three (3) month period following the date of cessation of office or Expiry date, after which all those Options will immediately lapse.

Page **19** of **19**

PROGEN PHARMACEUTICALS

Progen Pharmaceuticals Limited

ABN 82 010 975 612

000001 000 PGL

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

Vote and view the annual report online

- Go to www.investorvote.com.au **or** scan the QR Code with your mobile device.
- Follow the instructions on the secure website to vote.

Your access information that you will need to vote:

Control Number: 999999

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 11:00am (AEDT), Wednesday 5 November 2014

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions for Postal Forms

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form →

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

Samples/000001/000001/i

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________________

PLEASE NOTE: If you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held at the **Boardroom, Level 27, 101 Collins Street, Melbourne, Victoria, Australia at 11:00am (AEDT) on Friday, 7 November 2014** and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on **Items 1, 4, 5 & 6** (except where I/we have indicated a different voting intention below) even though **Items 1, 4, 5 & 6** are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business with the exception of Item 6 where the Chairman of the Meeting will be voting against. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on **Items 1, 4, 5 & 6** by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

Ordinary Business

		For	Against	Abstain
1	Directors' Remuneration Report	☐	☐	☐
2	Re-election of Director - Mr Heng Hsin Tang	☐	☐	☐
3	Re-election of Director - Dr Hongjen Chang	☐	☐	☐
4	Approval to Grant Options to Related Parties - Directors	☐	☐	☐
5	Approval to Grant Options to Contractors	☐	☐	☐

Contingent Business

		For	Against	Abstain
6	Board Spill Meeting Resolution	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business with the exception of Item 6 where the Chairman of the Meeting intends to vote against. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________________ Contact Daytime Telephone ________________ Date ___ / ___ / ___

PGL 189415A Computershare